ANALOGIC CORPORATION • 8 CENTENNIAL DRIVE • PEABODY, MASSACHUSETTS 01960

TELEPHONE: (978) 326-4000

www.analogic.com

February 24, 2009

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller/Tom Jones

Re:	Analogic Corporation (the “Company”)

Form 10-K for the fiscal year ended July 31, 2008

Filed September 29, 2008

File No. 0-6715

Ladies and Gentlemen:

This is further to (i) the letter dated January 16, 2009 from Tim Buchmiller of the staff of the Securities and Exchange Commission (the “Commission”) to the Company; and (ii) the Company’s response by letter dated February 18, 2009 (the “Response”).

As requested, and in connection with the Response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (978) 326-4210 if you have any questions or if we can be of any further assistance.

Very truly yours

ANALOGIC CORPORATION

/s/ John J. Fry

Vice President, General Counsel &

    Corporation Secretary

cc:	Patrick J. Rondeau, Esq.

James W. Green

John J. Millerick